Exhibit 99.1

Volvo to Invest in Cab Production in France

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 10, 2007--AB Volvo's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) Board of Directors has decided to invest SEK 530 M in subsidiary Renault Trucks' cab plant in Blainville, France. The investment is being made to increase capacity and comprises both assembly and painting.

Renault Trucks' cab plant in Blainville produces cabs for all of Renault Truck's truck models. Today, manufacturing and painting capacity is limited. Due to the investment it will be possible to manufacture more cabs as well as being able to offer customers new and better paint coats, so-called base clear coat lacquers. As a result of the investment in the paint shop, Renault Trucks can also switch to water-based paints, which is a more environmentally correct alternative compared with today's paints based on solvents. The changes at the plant are scheduled to be completed in 2009.

April 10, 2007

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo AB
Marten Wikforss, +46 31 66 11 27
or +46 705 59 11 49